Exhibit 99.2

Globus Maritime Limited Announces Closing of Upsized $12.0 Million Underwritten Public Offering and Exercise of the Overallotment

June 22, 2020 - Glyfada, Greece - Globus Maritime Limited (the “Company” or “Globus”) (NASDAQ: GLBS) announced today the closing of an underwritten public offering of 34,285,714 units at a price of $0.35 per unit. Each unit consisted of one common share and one Class A warrant to purchase one common share and immediately separated upon issuance. The gross proceeds of the offering to the Company, before underwriting discounts and commissions and estimated offering expenses, were approximately $12.0 million. In addition, the Company granted to Maxim Group LLC a 45-day option to purchase up to an additional 5,142,857 common shares (or pre-funded warrants in lieu thereof) and/or up to 5,142,857 Class A warrants, at the public offering price less discounts and commissions, of which Maxim Group LLC has exercised its option to purchase 5,139,286 common shares and 5,139,286 Class A warrants.

Each Class A warrant is immediately exercisable for one common share at an exercise price of $0.35 per share and expires five years from issuance.

Maxim Group LLC acted as sole book-running manager in connection with the offering.

The offering was conducted pursuant to the Company's registration statement on Form F-1 (File No. 333-238119) previously filed with and subsequently declared effective by the Securities and Exchange Commission ("SEC") on June 17, 2020 (the “Registration Statement”). A final prospectus relating to the offering has been filed with the SEC and is available on the SEC's website at http://www.sec.gov. Electronic copies of the prospectus relating to this offering may be obtained from Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, at (212) 895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of these securities under the securities laws of any such state or jurisdiction.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of five dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 300,571 Dwt and a weighted average age of 12.1 years as of March 31, 2020.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited +30 210 960 8300

Athanasios Feidakis, CEO a.g.feidakis@globusmaritime.gr

Capital Link – New York +1 212 661 7566

Nicolas Bornozis globus@capitallink.com